PAYMENT AGREEMENT

This Payment Agreement (the “Agreement”) is made and entered into as of May ___, 2008, by and between Bonds.com Holdings, Inc. (“Bonds”) and John Barry III (“Barry III”) on their own behalf, and on behalf of its executors, administrators, successors and/or assigns (hereinafter referred to collectively, “Plaintiffs”) and Kestrel Technologies, LLC a/k/a Kestrel Technologies, Inc. (“KTI”) and Edward L. Bishop III (“Bishop”) on their own behalf, and on behalf of their heirs, executors, administrators, successors, and/or assigns (hereinafter referred to collectively as the“Defendants”).

WHEREAS, on or about July 5, 2006, Plaintiffs commenced an action in the Supreme Court of the State of New York, County of New York, captioned Bonds.com Holdings, Inc. and John Barry III v. Kestrel Technologies, LLC a/k/a Kestrel Technologies, Inc. and Edward L. Bishop III, Index No. 602380/2006; and

WHEREAS, by Order dated April 9, 2008 (“April 9th Order”), the Court granted Barry III’s motion for partial summary judgment against Defendants, and said Order was converted into a Judgment in the amount of $341,905.90, plus interest at the statutory rate (hereinafter referred to as the “Barry III Judgment”). The Barry III Judgment was entered into the County Clerk’s Office on April 25, 2008. A copy of the Barry III Judgment is annexed hereto as Exhibit A; and

WHEREAS, pursuant to the April 9th Order, the Court held that Barry III shall have Judgment against Bishop for the amount of Plaintiffs’ reasonable attorneys’ fees, costs and expenses incurred in connection with the collection and enforcement of the promissory notes and the revolving credit agreement and guaranty dated February 1, 2006; that the calculation of the reasonable attorneys’ fees, costs and expenses is severed and referred to the Office of the Special Referee to hear and determine and post that determination, the Clerk is directed to enter an additional judgment against Bishop for the amount so determined; and to date, a hearing before the Special Master has not been scheduled; and

WHEREAS, a trial before a jury was held in this action on March 24th, 25th, 26th 27th, 28th, 31st and April 1, 2008 in which the jury returned a verdict in favor of Bonds and against KTI in the amount of $600,000, and the Jury extract was converted into a Judgment in the amount of $712,466.13, plus interest at the statutory rate (hereinafter referred to as the “Bonds Judgment”). The Bonds Judgment was entered into the County Clerk’s Office on April 25, 2008. A copy of the Bonds Judgment is annexed hereto as Exhibit B; and

WHEREAS, the Plaintiffs and Defendants desire to avoid the expense of enforcement proceedings and collection upon the Barry III Judgment and the Bonds Judgment.

NOW, THEREFORE, for and in consideration of the mutual covenants herein contained and for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Plaintiffs and Defendants (heretofore collectively referred to as the “Parties”) hereby agree as follows:

1. Termination of Prior Agreements, Discussions and Understandings

The Parties acknowledge and agree that this Agreement sets forth the entire agreement and understanding between the Parties with respect to the subject matter hereof and merges with and supersedes all prior discussions, representations, agreements, contracts, memoranda and understandings with respect to such subject matter. The Parties acknowledge that any prior agreements between them are hereby cancelled, and, except to honor and enforce the terms and provisions of this Agreement, the Parties shall have no further obligations to each other thereunder.

The Parties acknowledge that nothing in this Agreement affects or in any way impairs the validity and/or enforceability of the Barry III Judgment and/or the Bonds Judgment, in the event of an Event of Default as set forth in Paragraph 7 of this Agreement.

2. Settlement Payment

In consideration of Plaintiffs’ postponement of the enforcement and collection activities in relation to the Barry III Judgment and the Bonds Judgment, including the proceeding before the Special Master, KTI agrees to pay Bonds a total of $ 826,279.71 in payment of the Bonds Judgment and KTI and Bishop III agree to pay Barry III a total of $406,973.58 in payment of the Barry III Judgment, pursuant to the following payment schedule:

    A. Defendant KTI agrees to pay Bonds:

i.	Three hundred thousand dollars ($300,000), to be received by Bonds in payment of the Bonds Judgment on or before June 1, 2008;

ii.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Bonds in payment of the Bonds Judgment on or before July 1, 2008;

iii	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Bonds in payment of the Bonds Judgment on or before August 1, 2008;

iv.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Bonds in payment of the Bonds Judgment on or before on September 1, 2008;

v.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Bonds in payment of the Bonds Judgment on or before October 1, 2008;

vi.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Bonds in payment of the Bonds Judgment on or before November 1, 2008;

vii.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Bonds in payment of the Bonds Judgment on or before December 1, 2008;

viii.	Fifty-nine thousand six hundred fifty-three dollars and five cents ($59,653.05) to be received by Bonds in payment of the Bonds Judgment on or before January 1, 2009;

B. Defendants KTI and Bishop agree to pay Barry III:

i.	Eighteen thousand one hundred eighteen dollars and six cents ($18,118.06) to be received by Barry III in payment of the Barry III Judgment on or before January 1, 2009;

ii.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Barry III in payment of the Barry III Judgment on or before February 1, 2009;

iii.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Barry III in payment of the Barry III Judgment on or before March 1, 2009;

iv.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Barry III in payment of the Barry III Judgment on or before April 1, 2009;

v.	Seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) to be received by Barry III in payment of the Barry III Judgment on or before May 1, 2009;

vi.	Seventy-seven thousand seven hundred seventy-one dollars and eleve cents ($77,771.11) to be received by Barry III in payment of the Barry III Judgment on or before June 1, 2009;

The payments made pursuant to this Paragraph 2 shall be made by means of wire transfers to “The Brown Law Group, P.C.” IOLA Account, Account Number 0261289326, JP Morgan Chase Bank, N.A., ABA Number 021 000 021. Subject to the provisions of Paragraph 7 of this Agreement, receipt of good funds which clear payment shall constitute full compliance by Defendants with their obligations under Paragraph 2 hereof. Defendants shall have the right to prepay the Settlement Payment without penalty or premium; provided, however, that any partial prepayment shall be applied first to the amounts, if any, remaining under Section 2(A).

3. Satisfactions of Judgment and Delivery of Source Code

A. Ninety-one days after Defendants’ full compliance with the terms of Paragraph 2(A) and (B), respectively, of this Agreement and the expiration of all applicable periods set forth in Paragraph 7(a) below, Plaintiffs will execute and file with the New York County Clerk Satisfactions of Judgment one with respect to the Barry III Judgment and one with respect to the Bonds Judgment.

B. Ninety-one days after Defendants’ full compliance with the terms of Paragraph 2(A) and (B) of this Agreement and the expiration of all applicable periods set forth in Paragraph 7(A) below, BFI shall deliver to KTI the compact disc purportedly containing the full and complete source code to KTI’s production release of its RAPTr Rev. 1.90/Karousel and Katalyst Rev. 2.0 that KTI delivered to BFI on or about July 2006. Simultaneously therewith, Bonds shall deliver to Kestrel an affidavit from John J. Barry IV that he has no knowledge of Bonds possessing any other copies, whether complete or partial, of the source code to KTI’s production release of its RAPTr Rev. 1.90/Karousel and Katalyst Rev. 2.0 in any medium and that, to the extent Bonds later discovers any such copies, it will deliver them to Kestrel immediately.

4. Purpose of the Settlement Payment

Defendants are providing and Plaintiffs are accepting all payments and benefits under this Agreement in full and complete satisfaction of the Barry III Judgment and the Bond Judgment. Plaintiff and Defendants acknowledge the sufficiency of the consideration for this Agreement generally and specifically for full payment and satisfaction of the Barry III Judgment and the Bonds Judgment. Plaintiffs represent, warrant and agree that they shall not commence any enforcement proceedings on the Barry III Judgment and/or the Bonds Judgment against Defendants or any third parties, on the condition that no Events of Default as set forth in Paragraph 7 of this Agreement occur.

5. Judgments Remain Enforceable.

Nothing contained herein is intended to prevent the Plaintiffs from enforcing and collecting upon the Barry III Judgment and/or the Bonds Judgment in the event of an Event of Default as set forth in Paragraph 7 below.

6. Defendants’ Waiver Of Their Right To Appeal

In consideration of Plaintiffs’ postponement of the enforcement and collection activities in connection to the Barry III Judgment and the Bonds Judgment, including the proceeding before the Special Master, KTI agrees to unconditionally and irrevocably waive their right to appeal either the Barry III Judgment and/or the Bonds Judgment; furthermore, Defendants’ waiver of their right to appeal the Barry III Judgment and/or the Bonds Judgment shall remain in full force and effect in the event of an Event of Default as set forth in Paragraph 7 of this Agreement.

7. Breach and Remedies

A. Any of the following events shall constitute a default (an “Event of Default”) under this Agreement:

(i)  any of the payments due under Paragraph 2(a) and 2(b) of this Agreement are not received when due and clear initial deposit, and are not received in good, cleared funds within five (5) calendar days of written notice as provided in Paragraph 10 below;

(ii)  if any of the Defendants becomes the subject of any voluntary or involuntary bankruptcy case or other insolvency proceeding within ninety-one days (the "Ninety-One Day Period") following payment and clearance of the last installment of seventy-seven thousand seven hundred seventy-one dollars and eleven cents ($77,771.11) due on June 1, 2009, and if in connection with any such proceeding, an adversary proceeding or other action is commenced against BFI and/or Barry III seeking to recover all or any portion of the amounts paid under Paragraphs 2(a) and/or 2(b) above;

(iii)  in the event any portion of the Settlement Sum paid hereunder is recoverable as a preferential transfer under the U.S. Bankruptcy Code, any State law, or otherwise;

(iv) in the event that KTI is merged into or acquired by another entity; KTI conducts a material asset sale; and/or there is any transaction or series of transactions in which the holders of the securities of KTI immediately prior to such transaction(s) hold less than fifty percent (50%) of the voting power or economic interests of the surviving entity after such transaction(s).

B. In the event of an Event of Default, Plaintiffs will be permitted to and may commence any and all enforcement proceedings in relation to collecting upon the amounts due pursuant to the Barry III Judgment and/or the Bonds Judgment.

C. In the event of an Event of Default, KTI and Bishop shall be jointly and severally responsible for all of Plaintiffs’ attorneys’ fees, costs and expenses incurred in connection with the enforcement and collection pursuant to the Barry III Judgment and/or the Bonds Judgments, (including, but not limited to, the attorneys’ fees, costs and expenses incurred in connection with Plaintiffs’ domesticating any of said Judgments and enforcing the domesticated Judgments), which are annexed hereto, respectively, as Exhibits A and B.

D. In the event of an Event of Default, Plaintiff shall retain possession and complete ownership, right and title to the full and complete source code purportedly contained on the compact disc KTI sent to Bonds on or about July 2006.

8. No Reliance.

Neither party is relying on any representations made by the other regarding this Agreement or the implications thereof that are not expressly contained in this Agreement.

9. Miscellaneous Provisions.

        A. No oral understanding, statements, promises or inducements contrary to the terms of this Agreement exist. This Agreement cannot be changed or terminated orally.

B. If any court of competent jurisdiction concludes that any part, term or provision of this Agreement is illegal, unenforceable or in conflict with any state, federal or any other applicable law, it is the Parties’ intention that the Agreement be deemed to be modified so that its purpose can lawfully be effectuated and, as so modified, the balance of this Agreement shall be enforceable and remain in full force and effect.

C. This Agreement shall extend to, be binding upon, and inure to the benefit of the Parties and their respective successors, heirs and assigns.

D. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any action or proceeding between the Parties shall be commenced only in the state courts located in the State of New York, and Plaintiff and Defendants hereby submit to the exclusive jurisdiction of the state courts located in the City, County and State of New York.

E.  This Agreement may be executed in any number of counterparts each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

F. Each of the Parties hereto has joined in and contributed to drafting this Agreement and each of the Parties hereby agree that there shall be no presumption favoring any of the parties based upon draftsmanship.

G. No waiver of any breach of any term or provision of this Agreement shall be construed to be, nor shall be, a waiver of any other breach of this Agreement. No waiver shall be binding unless in writing and signed by the party waiving the breach.

H. Should any provisions of this Agreement be declared or be determined by any court or tribunal to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and such illegal or invalid part, term or provision shall be severed and deemed not to be part of this Agreement.

I.  The headings contained in this Agreement are for organizational purposes only. No reliance shall be given to these headings.

10. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient only if in writing and if sent by registered or certified mail, or by commercial overnight courier to the following:

A. If to Plaintiffs:

Bonds.com Holdings, Inc.
1515 South Federal Highway, Suite 212
Boca R aton, FL 33432
Attn: John Barry IV

John Barry III
8222 Regents Court,
University Park, Florida 34201

With a copy to:

The Brown Law Group, P.C.
2 Grand Central Tower
140 East 45th Street, 25th Floor
New York, NY 10017
Attn: Ryan J. Whalen, Esq.

B. If to Defendants:

Kestrel Technologies, LLC a/k/a Kestrel Technologies, Inc.
40 Broad Street, 4th Floor
New York, New York 10004
Attn: Edward L. Bishop III

Edward L. Bishop, III
21 Sterling Drive
Westport, CT 06880

With a copy to:

Karaahmetoglu and Luz Firm LLP,
Times Square Plaza
1500 Broadway
New York, New York 10036
Attn: Thomas Luz, Esq.

10. Acknowledgments.

A. Plaintiffs acknowledge and represent that they have read and fully understand this Agreement, that they each respectively are voluntarily entering into this Agreement, and that they have consulted with their legal counsel before doing so.

B. Defendants acknowledge and represent that they have read and fully understand this Agreement, that they each respectively are voluntarily entering into this Agreement, and that they have consulted with their legal counsel before doing so.

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IN WITNESS WHEREOF, the Parties have hereunto set their hand and executed this Agreement as of the day and year first set above.

KESTREL TECHNOLOGIES LLC
A/K/A KESTREL TECHNOLOGIES, INC.

By: /s/ Edward L. Bishop III	May 14, 2008
Name:Edward L. Bishop III	Date of Execution
Title: Chief Executive Officer

/s/ Edward L. Bishop II	May 14, 2008
Edward L. Bishop III, in his personal capacity	Date of Execution

BONDS.COM HOLDINGS, INC.

By:/s/John J. Barry IV	May 8, 2008
Name:John J. Barry IV	Date of Execution
Title:President and Chief Executive Officer

/s/ John J Barry III	May 8, 2008
John Barry III, in his individual capacity	Date of Execution